Volaris announces recovery to approximately 75% of its capacity for the month of September 2020

Mexico City, Mexico. August 19, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces adjustments to its capacity as a result of the health emergency generated by the pandemic of the virus SARS-CoV2 (COVID-19).

During the month of September 2020, Volaris plans to operate approximately 75% of its capacity, as measured by available seat miles (ASMs), versus the originally published schedule, in response to a gradual recovery in demand for its air transportation services. This is equivalent to 86% of the capacity operated in September 2019.

This represents an increase in its capacity compared to the months of May, June, July and August 2020, where capacity operated represented 11%, 37%, 55% and 70% respectively of its total operations versus the itinerary originally published for those months.

Volaris continues to observe biosecurity and preventive measures for the safety and well-being of its passengers, crews and ground personnel.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 84 aircraft. Volaris offers more than 291 daily flight segments on routes that connect 41 cities in Mexico and 22 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100